Mail Stop 3561

May 21, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

            Re: **General Finance Corporation**
                   Amendment No. 6 Preliminary Proxy Statement on Schedule 14A
                   Filed April 27, 2007
                   File No. 001-32845

Dear Mr. Valenta:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment two of our letter dated April 19, 2007 and we reissue the prior comment. We continue to note that General Finance will only acquire 86.2% of RWA. In light of this revision to the structuring of the

transaction, clarify the impact this has had upon the 80% test. There does not appear to be disclosure in your prospectus that states that if you were to just acquire control of a business that you could base the acquisition on the full value instead of the actual interest you acquire. Add clear disclosure that a reasonable investor could determine that the requirement as set forth in the Form S-1 required the value of the interest in the acquired company be at least 80% of the net assets in the trust. Please add in the "Consideration of the Acquisition" discussion and add separate risk factor disclosure that a reasonable investor could have believed that the 80% valuation would only consist of the percent of the company that is being acquired by General Finance and discuss the resultant risk. We may have further comment.

2.   We note that you have revised the disclosure to now indicate that if an investor elects conversion and the acquisition is complete then the investor will be "irrevocably" electing to exchange their shares for the right to receive the cash value from the trust. Provide an analysis as to the "irrevocability" of this election to convert. Also, clarify how this would work if a shareholder elected conversion and then sold the shares in the market or the shareholder elects not to tender the shares of common stock. We may have further comment.

Letter to Stockholders of General Finance

3.   Clarify the number of shares in GFN Australasia to be issued as part of the purchase price of the RWA shares.

4.   We reissue comment five of our letter dated April 19, 2007. We continue to note the statement that GFN Australasia is an indirect wholly-owned subsidiary. Please clarify the indirect nature of ownership throughout the proxy statement, including in this letter to stockholders. We note your supplemental response that "GFN Australasia is a wholly owned subsidiary of GFN Australasia Holdings Pty Ltd., which is a direct wholly owned subsidiary of General Finance." This appears inconsistent with the disclosure in the proxy statement, such as on page ii, that "we will acquire the RWA shares through GFN Australasia Holdings Pty Limited, or GFN Australasia, our indirect wholly owned Australian subsidiary formed by us for this purpose." Reconcile and revise the disclosure accordingly.

5.   We note your response to comment six of our letter dated April 19, 2007. Please supplementally confirm that you will not attempt to change the current conversion procedures through the filing of the definitive proxy or definitive additional

materials, etc. In addition, we continue to note references to tendering shares prior to the shareholder meeting. For example, we note the disclosure in the letter to stockholders that "stockholders who may wish to exercise their conversion rights should promptly contact the account executive at their bank or broker" and the disclosure on page 7. Please revise the disclosure throughout.

Questions and Answers About the Acquisition and the Special Meeting, page iv

The Following Questions and Answers are of Interest to All Stockholders, page v

6. We note your response to comment eight of our letter dated April 19, 2007. Please disclose the information contained in the response and the supplemental information in the proxy statement.

7. We note your response to comment nine of our letter dated April 19, 2007. Please include the subordination agreement as an annex to the proxy statement.

Risk Factors, page 20

8. We note your response to comments 24 and 40 of our letter dated April 19, 2007. Please add a separate risk factor disclosure that the valuation at the time the board initially considered the transaction included ranges that fell below the 80% valuation.

Consideration of the Acquisition, page 34

Original Acquisition Agreement, page 34

9. We note your response to comment 26 of our letter dated April 19, 2007 and the statement added to page 35 of the proxy statement. Please clarify that the statement applies to the period after the effectiveness of the registration statement and before completion of the IPO.

10. We reissue comment 31 of our letter dated April 19, 2006. Include your supplemental response in this section. In addition, we note your supplemental response that Mr. Valenta was not acquainted with any other current or former Royal Wolf employee. This appears inconsistent with the disclosure on page 35 that "Mr. Valenta is also acquainted with several other employees of Royal Wolf Inc., the former U.S. parent company of Royal Wolf." Name these other employees and clarify the nature of the relationships. We may have further comment.

Amended Acquisition Agreement, page 39

11.   Please discuss in this section the changes in the acquisition agreement, as requested in comment 36 of our letter dated April 19, 2007.

Initial Valuation Analysis, page 47

12.   Please reconcile the disclosure in this section with the disclosure regarding the initial valuation in prior amendments to the proxy statement. Certain valuations appear to have increased from the disclosure initially. We may have further comment.

13.   Add a more detailed discussion at the beginning of the valuation section regarding the ranges from both valuations that were below the 80% test. Also, discuss the most recent valuation in light of the percent being acquired. Discuss the potential risks.

14.   We continue to reissue comment 25 of our letter dated March 16, 2007.

15.   We reissue comment 42 of our letter dated April 19, 2007. When the individual valuation model used is substantially greater than the prior valuation, provide clear disclosure as to the reasons for the change. This would apply to the various valuation models utilized by management, not just the overall valuation.

The Acquisition Agreement, page 62

16.   We note the disclosure on page 69 in response to comment 36 of our letter dated March 16, 2007 that the purchase price is what you would have paid on March 31, 2007 plus an additional $1.125 million and $876,500 per month until the acquisition is completed. Provide clear disclosure here and throughout the proxy statement that you are paying the same price plus the additional amount for only 86.2% of the company, as opposed to 100% of the company in the original agreement.

Beneficial Ownership of Securities, page 117

17.   Disclose the control person(s) for Gilder, Gagnon, Howe & Co. LLC.

18.   We note your response to comment 47 of our letter dated April 19, 2007. Please add a separate column to the table showing the beneficial ownership of securities, including warrants, assuming the acquisition is completed.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
        Fax (310) 201-4746